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Exhibit 23.1 - Consent of Independent Auditors




The Board of Directors
Southwest Securities Group, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-86234) on Form S-8 of Southwest Securities Group, Inc. of our report dated August 21, 2001 relating to the consolidated statements of financial condition of Southwest Securities Group, Inc. and subsidiaries as of June 29, 2001 and June 30, 2000, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 29, 2001, and related schedule, which report appears in the June 29, 2001, annual report on Form 10-K of Southwest Securities Group, Inc. Our report refers to a change in method of accounting for derivative instruments and hedging activities in fiscal 2001.



KPMG LLP

Dallas, Texas
September 27, 2001